UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vital Images, Inc.

File No. 000-22229- CF#22322

_____

Vital Images, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2009.

Based on representations by Vital Images, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through March 16, 2010
Exhibit 10.23	through January 1, 2014
Exhibit 10.24	through January 1, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel